                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                           For the month of June 2008


                           PETROCHINA COMPANY LIMITED


                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  X  Form 40-F
               ---           ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes      No  X
         ---     ---


     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-           )
                                                  ----------

     PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K the Registrant's announcement with respect to its proposed issue of domestic corporate bonds in the PRC.

     This announcement contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties.

     These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in these forward-looking statements as a result of a number of factors, including, without limitation:

     -    fluctuations in crude oil and natural gas prices;

     -    failure to achieve continued exploration success;

     -    failure or delay in achieving production from development projects;

     - failure to complete the proposed acquisition of certain overseas assets as planned;

     -    change in demand for competing fuels in the target market;

     -    continued availability of capital and financing;

     -    general economic, market and business conditions;

     - changes in policies, laws or regulations of the PRC and other jurisdictions in which the Registrant and its subsidiaries conduct business; and

     -    other factors beyond the Registrant's control.

     We do not intend to update or otherwise revise the forward-looking statements in this announcement, whether as a result of new information, future events or otherwise. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this announcement might not occur in the way we expect, or at all.

     You should not place undue reliance on any of these forward-looking statements.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any of the contents of this announcement.


                       (PETROCHINA COMPANY LIMITED LOGO)

                           PETROCHINA COMPANY LIMITED

  (a joint stock limited company incorporated in the People's Republic of China with limited liability)

                                (STOCK CODE: 857)


              PROPOSED ISSUE OF DOMESTIC CORPORATE BONDS IN THE PRC


--------------------------------------------------------------------------------
On 10 June 2008, the Board resolved to seek shareholders' approval for the proposed issue of the Domestic Corporate Bonds in the PRC with an aggregate principal amount of not more than RMB60 billion in one or more tranches at the EGM to be held on 31 July 2008.

A circular containing details of the proposed issue of the Domestic Corporate Bonds and notice to shareholders convening the EGM will be despatched to Shareholders as soon as practicable.

This announcement is made by the Company pursuant to Rule 13.09(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.
--------------------------------------------------------------------------------

PROPOSED ISSUE OF DOMESTIC CORPORATE BONDS IN THE PRC

1.   BACKGROUND

     To satisfy the operational needs of the Company, further improve its debt structure, reduce the financing costs and supplement the working capital of the Company, on 10 June 2008, the Board resolved to submit to Shareholders for consideration and approval the proposed issue of the Domestic Corporate Bonds with an aggregate principal amount of not more than RMB60 billion in one or more tranches at the EGM to be held on 31 July 2008.

     According to the Company Law of the PRC and the Articles of Association, the Bond Issue is subject to the approval of the Shareholders (including holders of H Shares and A Shares).

     After approval of the Shareholders is obtained, the Bond Issue will still require final approval from the CSRC. The timing of the Bond Issue will depend on the timing of the approval and the conditions of the bond market of the PRC.

2.   PROPOSED ISSUE OF DOMESTIC CORPORATE BONDS

     The proposed arrangements for the Bond Issue are as follows (such arrangements are subject to the approval of the CSRC and the conditions of the PRC bond market):

(1)     Issuer:                       PetroChina Company Limited

(2)     Place of Issue:               People's Republic of China

(3)     Size of the Bond Issue:       The aggregate principal amount of the
                                      Domestic Corporate Bonds shall not be
                                      more than RMB 60 billion.

(4)     Arrangement for the           The Bond Issue shall be placed to the
        Bond Issue to the             holders of A Shares.  Subject to the
        shareholders of A Shares:     granting of authorization to the Board by
                                      the Shareholders, the specific terms and
                                      conditions of the Bond Issue (including
                                      whether such issuance will be made by way
                                      of placing and the proportion of placing)
                                      will be determined by the Board after
                                      taking into account of the market
                                      conditions prior to the issuance and the
                                      specific terms and conditions of the Bond
                                      Issue.

(5)     Duration of the Domestic      The duration of the Domestic Corporate
        Corporate Bonds:              Bonds shall be not more than 15 years.
                                      The Domestic Corporate Bonds may be issued
                                      under a single category or mixed
                                      categories with different maturities.
                                      Subject to the granting of authorization
                                      to the Board by the Shareholders, the
                                      maturity and the size of each category of
                                      the Domestic Corporate Bonds shall be
                                      determined by the Board in accordance with
                                      the relevant requirements and the market
                                      conditions.

(6)     Use of proceeds:              The proceeds of the Bond Issue shall be
                                      used to satisfy the demand for mid-term
                                      and long-term capital requirements of the
                                      Company, further improve its debt
                                      structure, supplement the working capital
                                      of the Company, and/or investment in
                                      projects such as the Second West-East Gas
                                      Pipeline project.  Subject to the granting
                                      of authorization to the Board by the
                                      Shareholders, the specific use of proceeds
                                      shall be determined by the Board in
                                      accordance with the capital needs of the
                                      Company.

(7)     Listing of the Domestic       Subject to the satisfaction of the listing
        Corporate Bonds:              requirements, application for listing of
                                      the Domestic Corporate Bonds on the
                                      domestic stock exchange(s) as approved by
                                      the relevant PRC regulatory authorities
                                      shall be made.

(8)     Term of validity of the       The authority granted to the Board by way
        resolution:                   of special resolution passed at the
                                      shareholders meeting with regard to the
                                      proposed issue of the Domestic Corporate
                                      Bonds will expire two years after the date
                                      of the passing of such resolution.

3. GRANTING OF AUTHORISATION TO THE BOARD TO DEAL WITH MATTERS RELATING TO THE BOND ISSUE

     To ensure the smooth issue of the proposed Domestic Corporate Bonds and according to the relevant provision of the "Tentative Methods on Issue of Corporate Bonds" promulgated by the CSRC, it is proposed that the Board be authorised by the Shareholders at the EGM generally and unconditionally and when items (a) to (f) below have been approved and authorised by the Shareholders at the EGM, the Board shall further authorise the Chief Financial Officer of the Company, Mr. Zhou Mingchun, taking in account the specific needs of the Company and other market conditions, to do the following:

(a) to confirm the category, specific terms, conditions and other matters of the Bond Issue, including but not limited to all matters related to the Bond Issue, such as the issue size, actual sum, maturity, issue prices, coupon rates or method of determination, timing of issuance, whether to issue in tranches and the number of tranches, whether any terms for repurchase and redemption will be in place, rating arrangements, security matters, duration of repayment of the principal and the interests, use of proceeds as approved by the shareholders' meeting, specific placing arrangements etc;

(b) to perform all necessary and ancillary actions with respect to the Bond Issue, including but not limited to the appointment of intermediaries, to determine underwriting arrangements and submit applications to the relevant regulatory authorities for approval of the Bond Issue, to engage entrusted manager for the Bond Issue, to execute the agreement for entrusted management and formulate rules for the meetings of bondholders, to deal with other issues related with the issuance and the turnover;

(c) to take all necessary actions in relation to the Bond Issue, including but not limited to execute all necessary contracts, agreements and documents and make disclosure of relevant information pursuant to applicable regulatory requirements, and to approve, confirm and ratify such actions and steps undertaken by the Board or any authorized director in relation to the Bond Issue;

(d) to make corresponding changes to the specific plan of the Bond Issue based on opinions of the regulatory authorities when there is any change to the policies on the issuance of bonds or market conditions, save for issues which are subject to further approval at shareholders' meeting as required by the relevant laws, regulations and Articles of Association;

(e) to deal with any matters relating to the Bond Issue and the listing of the Domestic Corporate Bonds; and

(f) if the Company expects it may fail to pay the principal and coupon interests of the Domestic Corporate Bonds on schedule or fails to pay the principal and coupon interests on a due date during the subsistence of the Domestic Corporate Bonds, to authorize the Board to determine not to distribute dividends to the Shareholders in accordance with relevant protection measures for repayment of debts as required under the relevant laws and regulations.


EXTRAORDINARY GENERAL MEETING

     An EGM will be held at Beijing Oriental Bay International Hotel, 26 Anwai Xibinhe Road,

Dongcheng District, Beijing, the PRC on Thursday, 31 July 2008 at 9 a.m. to approve the proposed issue of the Domestic Corporate Bonds by special resolution.

     A circular containing details of the proposed issue of the Domestic Corporate Bonds and notice to shareholders convening the EGM will be despatched to Shareholders as soon as practicable.


DEFINITIONS

     In this announcement, unless otherwise defined, the following terms shall have the following meanings:

"A Share(s)"                  the domestic shares issued by the Company to
                              domestic investors and denominated in Renminbi

"ADS(s)" the American Depository Share(s) issued by the Bank of New York as the depository bank and listed on the New York Stock Exchange, with the ADS representing 100 H Shares

"Articles of Association"     the articles of association of the Company

"Board"                       the board of Directors of the Company

"Bond Issue"                  the proposed issue of Domestic Corporate Bonds by
                              the Company

"Company"                     PetroChina Company Limited, a joint stock company
                              limited by shares incorporated in the PRC on
                              5 November 1999 under the PRC Company Law, the
                              H Shares of which are listed on the Stock Exchange
                              with ADSs listed on the New York Stock Exchange
                              and the A Shares are listed on the Shanghai Stock
                              Exchange

"CSRC"                        China Securities Regulatory Commission

"Director(s)"                 the director(s) of the Company

"Domestic Corporate Bonds"    domestic corporate bonds of not more than RMB60
                              billion in principal amount proposed to be issued
                              by the Company

"EGM" the extraordinary general meeting of the Company to be held on 31 July 2008 at Beijing Oriental
                              Bay International Hotel, 26 Anwai Xibinhe Road,
                              Dongcheng District, Beijing, the PRC at 9 a.m.

"EGM Notice"                  the notice of the EGM

"H Share(s)"                  the overseas-listed foreign share(s) in the
                              Company's share capital, with a nominal value of
                              RMB1.00 each, which are listed on the Stock
                              Exchange and subscribed for in Hong Kong dollars,
                              and which include the H Share(s) and the
                              underlying ADS(s)

"Hong Kong"                   the Hong Kong Special Administrative Region of the
                              PRC

"PRC" the People's Republic of China excluding, for the purposes of this announcement, Hong Kong, the Macau Special Administrative Region and Taiwan

"RMB"                         Renminbi yuan, the lawful currency of the PRC

"Shareholder(s)"              holder(s) of Shares of the Company

"Share(s)"                    shares of the Company, including the A Share(s)
                              and the H Share(s)

"Stock Exchange"              The Stock Exchange of Hong Kong Limited


                                                        By order of the Board
                                                     PETROCHINA COMPANY LIMITED
                                                              LI HUAIQI
                                                          Company Secretary
10 June 2008
Beijing, the PRC

As at the date of this announcement, the Board of Directors comprises Mr Jiang Jiemin as the Chairman; Mr Zhou Jiping (Vice Chairman) and Mr Liao Yongyuan as executive Directors; Mr Wang Yilin, Mr Zeng Yukang, Mr Wang Fucheng, Mr Li Xinhua, Mr Wang Guoliang and Mr Jiang Fan as non-executive Directors; and Mr Chee-Chen Tung, Mr Liu Hongru, Mr Franco Bernabe, Mr Li Yongwu and Mr Cui Junhui as independent non-executive Directors.

                                   SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this announcement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            PetroChina Company Limited



Dated: June 12, 2008                        By:    /s/ Li Huaiqi
                                                   -----------------------------
                                            Name:  Li Huaiqi
                                            Title: Company Secretary